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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2000




                               724 SOLUTIONS INC.




                          4101 Yonge Street, Suite 702
                        Toronto, Ontario, Canada M2P 1N6
                    (Address of principal executive offices)


       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F       X           Form 40-F
                            -------------               ---------

       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                  Yes                 No      X
                       --------           ---------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------

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                               724 SOLUTIONS INC.
                                    Form 6-K

                                TABLE OF CONTENTS

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This Report includes the Registrant's Management Information Circular relating to its Annual and Special Meeting of Shareholders, scheduled to be held on May 31, 2000, together with the Registrant's 1999 Report to Shareholders.

Signatures.................................................................           3

     Exhibit 99.1: Management Information Circular

     Exhibit 99.2: Notice of Meeting

     Exhibit 99.3: Form of Proxy

     Exhibit 99.4: Policy 41 Card relating to Interim Financial Statements

     Exhibit 99.5: 1999 Report to Shareholders
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             724 SOLUTIONS INC.


                                             By: /s/ Karen Basian
                                                 ------------------------------
                                                 Name: Karen Basian
                                                 Title: Chief Financial Officer


Date:  May 3, 2000











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